DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com Andrew D. Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.494.1800

May 3, 2016

VIA EDGAR AND UNITED PARCEL SERVICE

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Re:	Nexvet Biopharma public limited company

Registration Statement on Form S-3 (File No. 333-210876)

Filed April 22, 2016

Dear Ms. Hayes:

This letter is submitted on behalf of Nexvet Biopharma public limited company (together with its subsidiaries, the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form S-3 filed on April 22, 2016 (File No. 333-210876) (the “Registration Statement”), as set forth in your letter to Dr. Mark Heffernan dated April 28, 2016. The Company is filing under separate cover its Amendment No. 1 to its Registration Statement on Form S-3 (“Amendment No. 1”) in response to the Staff’s comments. Please note that the Registration Statement also includes other updates to the Company’s disclosure. For reference purposes, the numbered comments contained in your letter dated April 28, 2016 has been reproduced herein (in bold italics), with the Company’s response below such numbered comments.

Prospectus Cover Page

1.	It appears that you are relying on General Instruction I.B.6 of Form S-3 for this offering. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Company Response: In response to the Staff’s comment, the Company has set forth on the outside front cover of the prospectus the calculation of the aggregate market value of its outstanding ordinary shares and the amount of all securities offered pursuant to General Instruction I.B.6. to Form S-3 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

Ms. Suzanne Hayes

May 3, 2016

Page Two

Information Incorporated by Reference, page 28

2.	Please revise this section to include the Current Report on Form 8-K you filed on July 2, 2015.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1 to include the referenced Form 8-K.

Part II

Item 16. Exhibits.

3.	We note that the auditor’s consent was not signed. Please file a signed consent with your amendment.

Company Response: In response to the Staff’s comment, the Company has filed a signed consent of its independent registered public accounting firm as Exhibit 23.3 to Amendment No. 1.

* * *

We and the Company very much appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at (206) 839-4845 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew Ledbetter

Andrew Ledbetter

andrew.ledbetter@dlapiper.com

cc:	Dorrie Yale (SEC Division of Corporation Finance)

Joseph McCann (SEC Division of Corporation Finance)

Mark Heffernan (CEO, Nexvet Biopharma plc)

Damian Lismore (CFO, Nexvet Biopharma plc)

Geraldine Farrell (General Counsel, Nexvet Biopharma plc)